UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2026

Rad Technologies, Inc.

(Exact name of issuer as specified in its charter)

Commission File Number:	24R-00995

Delaware	83-123070
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1501 Lincoln Blvd #1133, Venice, California 90291

(Full mailing address of principal executive offices)

510-698-2462

(Issuer’s telephone number, including area code)

As used in this report, unless the context otherwise requires, the terms “Company”, “RAD Intel”, “RAD”, “we”, “our” and “us” refer to RAD Technologies, Inc. and its consolidated subsidiaries.

THIS SEMIANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semiannual report and our annual report filed on Form 1-K on April 30, 2026. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to Interim 2026 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when a review of our historical financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited financial information, although, in the opinion of management, all adjustments necessary to make interim results of operations not misleading have been included here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2026.

Overview

RAD Technologies, Inc is a Delaware corporation formed on March 6, 2018. The Company operates an artificial intelligence-driven marketing technology platform that connects brand advertisers with consumers through influencer campaigns, audience analytics, content optimization, and paid media execution. The Company’s proprietary AI platform enables clients to identify audiences, discover influencers, rank content, and optimize paid media campaigns prior to budget deployment.

The Company generates revenue primarily through its enterprise-focused managed services offering (RAD Amplify, Inc. (“RAD Amplify”)), and also through its software platform ((Lickly, Inc. (“Lickly”)) as well as relationships developed through strategic partnerships and industry networks. RAD Amplify focuses on direct engagement with enterprise and mid-market clients, while Lickly is designed to support scalable adoption among agencies and brands through a technology-enabled platform. Together, these offerings are intended to support both high-touch enterprise relationships and broader, technology-driven distribution.

Following the acquisition of AV Communications Inc. (“AVC”) on June 19, 2026, the Company also derives revenue from agency, media and production services, comprising multicultural audience strategy, media buying, creative and production services and agency fees.

Cost of revenues for marketing campaigns represents direct payouts to recipients who have earned the monies and/or have incurred direct expenses associated with events held. Cost of revenues also includes fees paid to talent, influencer procurement, and other direct costs of servicing the campaign including contract labor. Cost of revenues also includes amortization of the Company’s intangible assets pertaining to developed technology, in particular the Company amortizes $6,081,610 in intangible assets that were acquired pursuant to the merger with Atomic Reach Inc. (“Atomic Reach”) in 2021. 2026 will be the final year for this amortization.

The Company has three reportable segments:

●	RAD platform, comprising the Company’s artificial intelligence-driven marketing technology platform and its influencer marketing, managed services and software-as-a-service operations conducted through RAD Technologies, Inc., RAD Canada Inc., RAD Amplify, Lickly, Atomic Capital Inc. and Atomic Capital USA Inc.;
●	Altivera Vision, Inc., the Company’s consolidated VIE, which provides artificial intelligence-enabled patient acquisition and clinical communication services to healthcare providers and in which the Company has held a 59.3% equity interest since April 29, 2026; and
●	AVC, which provides agency, media and production services and is included from June 19, 2026, the date of acquisition.

2

Operating Results

For the six-months ended June 30, 2026 (“Interim 2026”), the Company recognized $947,780 in revenue, compared to $1,020,000 for the six-months ended June 30, 2025 (“Interim 2025”), representing a period over period decrease of 7%. Revenue from RAD platform decreased to $729,000 for Interim 2026 from 1,020,000 for Interim 2025 (a 29% decrease), this decrease was driven by a decrease in the Company’s managed services offering, RAD Amplify, by 31% from $1,020,000 for Interim 2025 to $700,500 for Interim 2026, primarily due to an enterprise customer ramping down services and partially offset by $28,500 in SaaS and licensing revenue, a new revenue category in Interim 2026. In addition, there was $218,780 in agency, media and production services revenue from our AVC segment, which was acquired on June 19, 2026.

The Company recognized $1,164,563 in costs of net revenue in Interim 2026, compared with $805,188 for Interim 2025, representing a 45% increase. The increase in costs of net revenue was primarily related to managed services delivery costs for the RAD platform, which increased to $508,400 in Interim 2026 from $197,027 in Interim 2025 , and AVC’s direct media and production costs, which for the period from June 19, 2026 through June 30, 2026 was $48,002. Both periods also included $608,161 of non-cash amortization of the developed technology acquired in the Company’s 2021 transaction with Atomic Reach Inc., which will be fully amortized during 2026.

The Company saw a gross loss of $216,783 and negative gross margin of 23% for Interim 2026, compared to gross profit of $214,812 and gross margin of 21% for Interim 2025. The Company’s revenue remains concentrated, with one customer representing approximately 73% of revenue for Interim 2026, compared to two customers representing approximately 94% of revenue for Interim 2025.

RAD’s operating expenses primarily consist of sales and marketing expenses, including advertising costs related to the Company’s securities offerings, employee and contractor compensation, and general and administrative expenses. For Interim 2026, total operating expenses were $20,629,293 compared to $6,265,232 for Interim 2025, representing a period over period increase of 229%. This increase was primarily related to a 332% increase in sales and marketing expenses, which increased from $3,368,123 for Interim 2025 to $14,555,838 for Interim 2026, as advertising and promotional costs grew from $2,380,151 to $13,229,852, primarily in support of the Company’s offering under Regulation A, the final closing of which occurred in June 2026. Sales and marketing expenses also included $448,961 of DealMaker commission, net of investor fees retained, that the Company bore on the selling shareholders’ secondary sales (see Note 10 to the financial statements included in this Form 1-SA). AVC had no amounts record as sales and marketing expenses and Interim 2026, and Altivera contributed $148,250 to this increase. Additionally, general and administrative expenses increased by 149% from $2,128,722 for Interim 2025 to $5,308,322 for Interim 2026 as the Company increased management headcount and compensation and incurred higher legal, accounting, audit and consulting fees in connection with its holding company reorganization, its acquisitions of controlling interests in AVC and Altivera Vision, and its ongoing securities offerings. AVC and Altivera, which both first recorded operating expenses in Interim 2026, contributed $321,738 and $82,588, respectively, to the increase. General and administrative expenses for Interim 2026 also include $704,501 of non-cash stock-based compensation, $222,128 of acquisition-related costs for AVC, and $5,096 of amortization of the intangible assets acquired with AVC. Finally, the Company recognized research and development expenses of $765,133 for Interim 2026, compared to $768,387 for Interim 2025, as product development spending remained relatively flat.

Additionally, the Company recognized net other income of $16,869 for Interim 2026, as compared to net other expense of $118,595 for Interim 2025. This change was primarily related to a decrease in interest expense from $121,851 for Interim 2025 to $9,760 for Interim 2026, following the settlement of the Company’s convertible note during 2025, and an increase in interest income from $400 to $26,629 as a result of higher cash balances. The Company also recorded a provision for income taxes of $22,689 for Interim 2026, consisting of Canadian income taxes of AVC for the period following its acquisition, compared to none for Interim 2025.

As a result of the above, the Company recognized a net loss of $20,851,896 for Interim 2026, which was a 238% increase from the net loss of $6,169,015 for Interim 2025. Of the Interim 2026 net loss, $48,691 was attributable to the noncontrolling interests in AVC and Altivera Vision, and $20,803,205 was attributable to RAD Technologies, Inc.

3

Liquidity and Capital Resources

As of June 30, 2026, RAD’s cash-on-hand was $10,207,589 compared to $7,438,572 as of December 31, 2025. The Company collected a net $529,824 of the escrow receivable from its offerings, which decreased from $806,054 as of December 31, 2025 to $276,230 as of June 30, 2026.

While our current assets exceed our current liabilities by $9,662,220 as of June 30, 2026, the Company is still reliant on investor financing to support its operations, and there is substantial doubt about the Company’s ability to continue as a going concern. In June 2026, the Company completed the final closing of its Regulation A offering, which launched on February 19, 2025 and was requalified on September 30, 2025, in which the Company sold 33,828,097 shares of Class B common stock for gross proceeds of $28,040,067 (including $513,828 of investor fees retained by the Company), less offering costs of $1,895,669, for net proceeds of $26,144,397; stockholders’ equity was further reduced by $668,252, representing the excess of consideration to selling shareholders over the secondary proceeds per DealMaker, and increased by $508,925 of other Regulation A offering adjustments.

The Company also issued an additional 580,929 shares of Class B common stock pursuant to its Regulation A and Regulation D offerings for gross proceeds of $411,804. As of June 30, 2026, $741,958 of investor funds received by the Company, as paying agent, for the secondary component of the Regulation A offering was due to selling shareholders, all of which is presented as a separate line on the consolidated balance sheet. The full amount was remitted to the selling shareholders between July 7 and July 9, 2026.The Company bore DealMaker’s commission on the secondary sales of $617,985 ($448,961 net of $169,024 of investor fees retained by the Company), which is not an offering cost of the Company’s shares and was expensed as sales and marketing expense during Interim 2026 (see Note 13). The Company’s Regulation CF offering (Round 5) opened in July 2026, and as of September 28, 2026 the Company had received net proceeds of approximately $959,744 under it. The Company anticipates undertaking further offerings of securities to investors utilizing Regulation A, Regulation CF, and/or Rule 506(c) of Regulation D .

Additionally, on June 19, 2026, the Company, through its wholly-owned subsidiary RAD Canadian Holdings, Inc., acquired a 70% interest in AVC, a Canadian multicultural marketing, media and production agency, for total consideration of CAD 3,775,318 ($2,669,905), which was paid in cash from the Company’s cash on hand. Under the final closing statement agreed on September 15, 2026, CAD 157,083 (approximately $111,089) was recoverable from the vendor and was released to the Company from the adjustment escrow. The Company recognized goodwill of $4,842,683 and identifiable intangible assets of $1,312,412 in connection with the acquisition, and the purchase price allocation remains provisional. AVC’s bank indebtedness and the $466,752 owed by AVC to its former parent were repaid at or shortly after closing, and repayments of debt and loans assumed in the acquisition totaled $1,089,089.

The Company also has Economic Injury Disaster (EIDL) loans from the U.S. Small Business Administration in the original aggregate principal amount of $500,000. The loans bear interest at 3.75% per annum, mature 30 years from their respective dates of issuance, and are secured by the assets of the Company. During Interim 2026, the Company made payments of $205,150 on the loans, of which $178,655 was applied to principal and $26,495 to accrued interest, and as of June 30, 2026, $321,345 of principal remained outstanding, of which $18,850 is due within twelve months. The Company’s convertible note issued in October 2022 was fully settled during 2025, and no amounts were outstanding under it as of June 30, 2026.

On June 30, 2026, the Company entered into a loan agreement and secured promissory note with its President, Bradley Silver, in the amount of $335,502. The loan has an 8-year term, expiring on June 30, 2034 and carries a 4.13% per annum interest rate. The loan was used to fund the exercise of 2,897,255 outstanding stock options as part of the selling securityholder transaction in the Company’s recently closed Regulation A fundraise. The Company received no cash on the exercise; because the note was received in exchange for the issuance of common stock, it is presented as a reduction of stockholders’ equity on the consolidated balance sheet. A copy of this loan can be found as an exhibit to this report.

Over the next 6-12 months, the Company expects to rely on external financing, including equity financing and debt, to fund operations, growth, and its acquisition strategy.

Trend Information

RAD operates as a holding company executing what it calls an “AI Buyout,” or “AIBO,”     strategy: the Company aims to build and acquire operating businesses in marketing and adjacent sectors and operate them on a single, shared intelligence platform. Historically, the majority of the revenue the Company has earned has been through its managed services product offering, now operated through RAD Amplify, where brands and agencies engage the Company to plan and execute influencer marketing campaigns using its AI platform. The Company has also generated limited revenue from software licensing, including through its Lickly platform. In February 2026, the Company formalized its holding company structure with RAD Amplify Inc. and Lickly Inc. as wholly-owned subsidiaries. In April 2026, the Company acquired a 59.3% equity interest in Altivera Vision, which it already consolidated as a variable interest entity, through the conversion of $546,370 of advances into newly issued shares. Altivera Vision is an AI-enabled vision-care platform that applies the Company’s audience and decision intelligence engine to patient acquisition by matching ophthalmology practices with patients actively seeking their procedures. The Company has entered into a license agreement with Altivera Vision, whereby Altivera Vision pays the Company a royalty equal to 12.5% of “Net Marketing Fee Revenue,” defined as the gross services fees Altivera Vision and its affiliates collect from partner practices, net of pass-through media and advertising spend, third-party and platform costs, refunds and chargebacks, and applicable taxes. In June 2026, the Company acquired a 70% interest in AVC, which it views as its first agency acquisition under the AIBO strategy, and which it is integrating onto its shared intelligence platform.

4

With the acquisition of a 70% interest in AVC in June 2026, the Company now has a more diverse mix of revenue streams, including agency, media and production services, and beginning in Interim 2026 it reports three segments: the RAD platform, Altivera Vision and AVC. Because AVC was acquired late in the period, its contribution to Interim 2026 was limited, and the Company expects AVC to represent a significantly larger share of its revenues and costs in the second half of 2026. The Company is also in the final stages of launching a digital marketing agency focused on consumer acquisition, which it expects to build internally by hiring new staff. The Company expects its sales and marketing expenses to remain elevated while it continues to raise capital through offerings of its securities. The non-cash amortization of the developed technology acquired in 2021 will end after 2026, while amortization of the intangible assets acquired with AVC will continue in future periods.

The Company views AVC as the first agency acquisition under its AIBO strategy and is currently focused on integrating AVC into its existing operations. Under the AIBO strategy, the Company seeks to operate the businesses it acquires on a single, shared intelligence platform; accordingly, the Company’s goal is to bring AVC’s agency, media and production services onto the Company’s AI platform and shared resources, so that AVC operates as part of the Company’s platform rather than as a stand-alone agency. In practice, this includes cross-selling and use of RAD’s technology products to AVC’s existing clients, offering AVC’s services and capabilities to RAD’s existing clients, as well as shared marketing and operations resources. From time to time, the Company evaluates potential acquisitions of marketing services agencies, creator and influencer businesses, software platforms and other complementary businesses, and may enter into non-binding letters of intent or engage in preliminary discussions with prospective targets. As of the date of this report, the Company has not entered into definitive agreements for any additional acquisitions, and there can be no assurance that any such acquisition will be completed. If the Company completes additional acquisitions, it anticipates that they would result in increased revenues. At the same time, the Company expects to increase headcount and incur additional operating expenses in connection with the integration and expansion of acquired businesses. The Company’s objective is for the revenue generated from these acquisitions to exceed the additional expenses incurred, although there can be no assurance that such revenue growth will be achieved or that the acquisitions will be profitable.

Item 2. Other Information

On September 14, 2026, the Company filed an amended and restated certificate of incorporation (the “A&R COI”) with the Secretary of State of the State of Delaware. The A&R COI, among other things, (i) increases the Company’s authorized capital stock to 500,000,000 shares of Common Stock, par value $0.0001 per share, consisting of 250,000,000 shares of Class A Common Stock and 250,000,000 shares of Class B Common Stock, (ii) adds a definition of “Change of Control Transaction,” (iii) clarifies certain conversion provisions, and (iv) restates and integrates the Company’s prior amendments into a single amended and restated certificate of incorporation.

The A&R COI is filed as Exhibit 2.1 to this report.

5

Item 3. Financial Statements

RAD Technologies, Inc.

Consolidated Balance Sheets

	June 30,	December 31,
	2026	2025
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$10,207,589	$7,438,572
Escrow receivable	276,230	806,054
Purchase price adjustment receivable	111,089	-
Accounts receivable, net	1,259,250	438,841
Prepaid expenses and other current assets	375,712	238,432
Accrued revenue	90,645	15,000
Due from related parties	220,059	194,881
Deposits	36,529	109,306
Total current assets	12,577,103	9,241,086
Property and equipment, net	4,919	-
Goodwill	4,842,683	-
Intangible assets, net	1,415,434	716,279
Total assets	$18,840,139	$9,957,365

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,447,003	$393,530
Accrued expenses and other current liabilities	352,281	1,068,076
Due to selling shareholders	741,958	-
Deferred revenue	354,791	116,250
Accrued interest	-	19,042
Current portion of long-term debt	18,850	-
Total current liabilities	2,914,883	1,596,898
Long-term debt	302,495	500,000
Deferred tax liability	346,439	-
Total liabilities	3,563,817	2,096,898

Commitments and contingencies

Stockholders’ equity:
Common stock, Class B, $0.0001 par value, 150,000,000 shares authorized, 112,183,771 and 67,479,106 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	11,218	6,747
Common stock, Class A, $0.0001 par value, 250,000,000 shares authorized, 90,409,091 and 97,807,475 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	9,042	9,782
Additional paid-in capital	75,946,820	48,470,826
Note receivable from stockholder	(335,502)	-
Accumulated deficit	(61,311,733)	(40,508,528)
Accumulated other comprehensive loss	(108,808)	(118,360)
Total RAD Technologies, Inc. stockholders’ equity	14,211,037	7,860,467
Noncontrolling interests	1,065,285	-
Total equity	15,276,322	7,860,467
Total liabilities and equity	$18,840,139	$9,957,365

F-1

RAD Technologies Inc.

Consolidated Statements of Operations and Comprehensive Loss

Unaudited

	Six Months Ended
	June 30,
	2026	2025

Net revenues	$947,780	$1,020,000
Cost of net revenues	1,164,563	805,188
Gross profit (loss)	(216,783)	214,812

Operating expenses:
General and administrative	5,308,322	2,128,722
Research and development	765,133	768,387
Sales and marketing	14,555,838	3,368,123
Total operating expenses	20,629,293	6,265,232

Loss from operations	(20,846,076)	(6,050,420)

Other income (expense), net:
Interest income	26,629	400
Other income	-	2,856
Interest expense	(9,760)	(121,851)
Total other income (expense), net	16,869	(118,595)

Loss before provision for income taxes	(20,829,207)	(6,169,015)
Provision for income taxes	22,689	-
Net loss	(20,851,896)	(6,169,015)
Less: net loss attributable to noncontrolling interests	(48,691)	-
Net loss attributable to RAD Technologies, Inc.	(20,803,205)	(6,169,015)

Other comprehensive income (loss) - foreign currency translation adjustment	17,297	(15,266)
Comprehensive loss	$(20,834,599)	$(6,184,281)

Less: comprehensive loss attributable to noncontrolling interests	(40,946)	-
Comprehensive loss attributable to RAD Technologies, Inc.	$(20,793,653)	$(6,184,281)

Weighted average common shares outstanding - basic and diluted	182,200,881	136,073,498
Net loss per common share - basic and diluted	$(0.11)	$(0.05)

F-2

RAD Technologies Inc.

Consolidated Statements of Changes in Stockholders’ Equity

Unaudited

	Common Stock				Additional	Note Receivable		Accumulated Other
	Class B		Class A		Paid-in	from	Accumulated	Comprehensive	Noncontrolling	Total
	Shares	Amount	Shares	Amount	Capital	Stockholder	Deficit	Loss	Interests	Equity
Balances at December 31, 2024	22,009,228	$2,201	98,415,337	$9,842	$35,451,048	$-	$(35,869,007)	$491,644	$-	$85,728
Issuance of common stock pursuant to Regulations A and D, net of offering costs	22,758,543	2,276	-	-	11,183,381	-	-	-	-	11,185,657
Issuance of common stock for cash	200,000	20	-	-	99,980	-	-	-	-	100,000
Stock based compensation	-	-	-	-	562,368	-	-	-	-	562,368
Currency translation adjustment	-	-	-	-	-	-	-	(15,266)	-	(15,266)
Net loss	-	-	-	-	-	-	(6,169,015)	-	-	(6,169,015)
Balances at June 30, 2025	44,967,771	$4,497	98,415,337	$9,842	$47,296,777	$-	$(42,038,022)	$476,378	$-	$5,749,472

Balances at December 31, 2025	67,479,106	$6,747	97,807,475	$9,782	$48,470,826	$-	$(40,508,528)	$(118,360)	$-	$7,860,467
Issuance of common stock pursuant to Regulations A and D	580,929	58	-	-	411,746	-	-	-	-	411,804
Exercise of stock options in exchange for note receivable from stockholder	-	-	2,897,255	290	335,212	(335,502)	-	-	-	-
Conversion of Class A common stock into Class B common stock	10,295,639	1,030	(10,295,639)	(1,030)	-	-	-	-	-	-
Issuance of common stock pursuant to Regulation A - final closing	33,828,097	3,383	-	-	28,036,684	-	-	-	-	28,040,067
Offering costs	-	-	-	-	(1,895,669)	-	-	-	-	(1,895,669)
Excess of consideration to selling shareholders over secondary proceeds	-	-	-	-	(668,252)	-	-	-	-	(668,252)
Other Regulation A offering adjustments	-	-	-	-	508,925	-	-	-	-	508,925
Stock based compensation	-	-	-	-	709,334	-	-	-	-	709,334
Noncontrolling interest recognized on acquisition of AV Communications Inc.	-	-	-	-	-	-	-	-	1,144,245	1,144,245
Change in ownership interest in Altivera Vision, Inc. (59.3% equity obtained, April 29, 2026)	-	-	-	-	38,014	-	-	-	(38,014)	-
Currency translation adjustment	-	-	-	-	-	-	-	9,552	7,745	17,297
Net loss	-	-	-	-	-	-	(20,803,205)	-	(48,691)	(20,851,896)
Balances at June 30, 2026	112,183,771	$11,218	90,409,091	$9,042	$75,946,820	$(335,502)	$(61,311,733)	$(108,808)	$1,065,285	$15,276,322

F-3

RAD Technologies Inc.

Consolidated Statements of Cash Flows

Unaudited

	Six Months Ended
	June 30,
	2026	2025

Cash flows from operating activities:
Net loss	$(20,851,896)	$(6,169,015)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	-	1,381
Amortization	613,257	608,161
Amortization of debt discount	-	36,146
Stock-based compensation	709,334	562,368
Deferred income taxes	(1,350)	-
Acquisition-related costs - AVC exclusivity deposit expensed	72,796	-
Changes in operating assets and liabilities:
Accounts receivable	(482,638)	(418,909)
Prepaid expenses and other current assets	(125,825)	(26,138)
Accrued revenue	365	-
Accounts payable	254,141	(154,497)
Accrued interest	(19,042)	(232,268)
Deferred revenue	(59,558)	-
Accrued expenses and other current liabilities	(997,179)	(94,764)
Due to selling shareholders	741,958	-
Net cash used in operating activities from continuing operations	(20,145,637)	(5,887,535)
Net cash used in operating activities from discontinued operations	-	29
Net cash used in operating activities	(20,145,637)	(5,887,506)
Cash flows from investing activities:
Deposits	(19)	(1,700)
Purchases of property and equipment	(2,302)	-
Acquisition of AVC, net of cash acquired	(2,734,099)	-
Net cash used in investing activities from continuing operations	(2,736,420)	(1,700)
Cash flows from financing activities:
Advances to related parties	(25,178)	(22,401)
Repayment of convertible notes	-	(100,000)
Issuance of common stock, net of offering costs	26,396,875	11,185,657
Issuance of common stock for cash	-	100,000
Repayment of long-term debt	(178,655)	-
Repayment of debt and loans assumed in the AVC acquisition	(1,089,089)	-
Collection of escrow receivable	529,824	-
Net cash provided by financing activities from continuing operations	25,633,777	11,163,256
Net change in cash and cash equivalents	2,751,720	5,274,050
Effect of exchange rate on cash	17,297	(15,266)
Cash and cash equivalents at beginning of period	7,438,572	277,938
Cash and cash equivalents at end of period	$10,207,589	$5,536,722

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$112,891	$-
Cash paid for interest	$37,846	$315,450

Supplemental disclosure of non-cash investing and financing activities:
Noncontrolling interest recognized on acquisition of AVC	$1,144,245	$-
Liabilities assumed in the acquisition of AV Communications Inc.	$2,815,745	$-
Exercise of stock options in exchange for note receivable from stockholder	$335,502	$-

F-4

RAD Technologies, Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2026 and 2025

(Expressed in United States Dollars)

1. NATURE OF OPERATIONS

RAD Technologies, Inc. (the “Company” or “RAD”) is a Delaware corporation formed on March 6, 2018. The Company operates an artificial intelligence-driven marketing technology platform that connects brand advertisers with consumers through influencer campaigns, audience analytics, content optimization, and paid media execution. The Company’s proprietary AI platform enables clients to identify audiences, discover influencers, rank content, and optimize paid media campaigns prior to budget deployment.

On June 28, 2021, the Company formed a wholly-owned subsidiary, RAD Canada Inc. (“RAD Canada”) in the Province of Ontario, Canada. On August 5, 2021, RAD Canada entered into an Asset Purchase Agreement (“Agreement” or “Merger”) with Atomic Reach Inc. (“Atomic Reach” or “AR”) whereby Atomic Reach agreed to sell, convey, assign, transfer and deliver to RAD Canada substantially all of the assets, property and undertaking of and relating to the AR business, including its developed artificial intelligence technology platform, in exchange for newly issued shares of RAD common stock. See Notes 3 and 6 for further detail.

The Company also operates through Altivera Vision, Inc. (“Altivera”), formerly operating under the name VisAI Partners Inc., a variable interest entity (“VIE”) that is consolidated by the Company. Altivera leverages the Company’s artificial intelligence infrastructure, data analytics capabilities, and digital marketing platforms to support patient acquisition and retention strategies and clinical communication approaches for healthcare provider clients. As of June 30, 2026, the Company held a 59.3% equity interest in Altivera. The Company has determined that Altivera is a VIE for which the Company is the primary beneficiary because the   Company has the power to direct the activities that most significantly impact Altivera’s economic performance and has the obligation to absorb losses and the right to receive benefits from Altivera that could potentially be significant to it. Accordingly, Altivera’s accounts have been consolidated with those of the Company in these unaudited consolidated financial statements (see Note 4 — Basis of Consolidation).

On March 18, 2026, Altivera filed a Certificate of Amendment to its Certificate of Incorporation with the Delaware Secretary of State, which changed its name from “VisAi Partners Inc.” to “Altivera Vision Inc.” and increased its total authorized capital stock from 10,000,000 shares of common stock, par value $0.00001 per share, to 500,000,000 shares, consisting of 200,000,000 shares of Class A Common Stock and 300,000,000 shares of Class B Common Stock, each with a par value of $0.0001 per share. Altivera’s Class A Common Stock carries one vote per share and its Class B Common Stock is non-voting except as otherwise required by law; apart from voting rights the two classes have identical rights and rank equally on a per-share basis, and each share of Class A Common Stock is convertible at the holder’s election into one share of Class B Common Stock. On April 29, 2026, the Company acquired a 59.3% equity interest in Altivera through the conversion of $546,370 of advances payable by Altivera to the Company into newly issued shares of Altivera. As the Company already controlled Altivera as its primary beneficiary, the change in ownership was accounted for as an equity transaction (ASC 810-10-45-23). The remaining 40.7% is presented as a noncontrolling interest of $(38,014), being 40.7% of Altivera’s net liabilities of $(93,401) at that date, with a corresponding credit of $38,014 to additional paid-in capital (see Note 4 — Noncontrolling Interests).

In February 2026, the Company formalized a holding company operating structure and incorporated two additional wholly-owned subsidiaries: RAD Amplify Inc., a marketing services business providing campaign development, influencer marketing support, and related advertising services to brands and agencies; and Lickly Inc., a software-as-a-service platform supporting influencer discovery, campaign coordination, and creator marketing workflow management.

On June 19, 2026, the Company, through RAD Canadian Holdings, Inc., a wholly-owned subsidiary organized in 2026 to effect the acquisition, acquired 70% of the issued and outstanding shares of AV Communications Inc. (“AVC”), a Canadian multicultural marketing, media and production agency. The vendor retained the remaining 30%, which is presented as a noncontrolling interest. See Note 5 — Business Combination.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise a substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the unaudited consolidated financial statements are issued.

The accompanying unaudited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception and has sustained net losses of $20,851,896 and $6,169,015 for the six months ended June 30, 2026 and 2025, respectively, and has incurred negative cash flows from operations for the periods then ended. As of June 30, 2026, the Company had an accumulated deficit of $61,311,733. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern in the next twelve months following the date the unaudited consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

F-5

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the six months ended June 30, 2026, the Company received net proceeds of $26,396,875 from issuances of common stock under its Regulation A and Regulation D offerings, collected a net $529,824 of the escrow receivable outstanding at December 31, 2025 (reducing it from $806,054 to $276,230 at June 30, 2026), and ended the period with cash and cash equivalents of $10,207,589 and a working capital surplus of $9,662,220. During the next twelve months, the Company intends to continue funding operations through the sale of Class B common stock in its ongoing private placement under Rule 506(c) of Regulation D and, upon qualification by the SEC of its new offering statement on Form 1-A, a new Regulation A offering, together with growth of its influencer marketing platform revenues, and, if necessary, debt financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, operating results, and ability to continue as a going concern. The accompanying unaudited consolidated financial statements do not include any adjustments that might result from these uncertainties.

3. REVERSE MERGER ACCOUNTING

In August 2021, the Company entered into an agreement with Atomic Reach, a content AI technology company based in Toronto to combine the business and operations of both companies. The transaction was structured as a business combination of Atomic Reach’s assets by RAD Canada Inc. (“Buyer”) in exchange for newly issued 37,521,716 shares of RAD, followed by distribution of such shares by way of a return of capital to AR shareholders in redemption of their AR shares.

The business combination was accounted for as a reverse recapitalization in accordance with GAAP as Atomic Reach has been determined to be the accounting acquirer, primarily due to the fact that Atomic Reach stockholders control the post-combination Company. Under this method of accounting, while RAD is the legal acquirer, it is treated as the “acquired” company for financial reporting purposes.

The net assets of RAD were stated at historical cost, with no goodwill or other intangible assets recorded. The historical financial statements of Atomic Reach for periods prior to the consummation of the merger reflect only the operations and financial condition of Atomic Reach. Subsequent to the consummation of the merger, the financial statements of Atomic Reach will include the combined operations and financial condition of Atomic Reach, RAD and RAD Canada operations.

The balances of additional paid-in capital and accumulated deficit has been adjusted as of December 31, 2022 to conform with ASC 805, Business Combination, which requires to reflect the retained earnings and other equity balances of the legal subsidiary, Atomic Reach, in the consolidated financial statements. The adjustment has no effect on the total stockholders’ equity.

Deconsolidation

Atomic Reach was deconsolidated from the consolidated group effective April 8, 2025, as described in Note 6.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information and do not include all of the information and footnotes required by US GAAP for complete annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2026. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2025. Certain amounts in the consolidated statement of cash flows for the six months ended June 30, 2025 have been reclassified from the amounts previously reported to conform to the presentation in the Company’s unaudited consolidated financial statements for the six months ended June 30, 2026, including the presentation of $100,000 of repayment of convertible note principal within financing activities and $300,000 of accrued interest paid within operating activities.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

Basis of Consolidation

The consolidated financial statements include the accounts of RAD and its wholly-owned subsidiaries RAD Canada, RAD Canadian Holdings, Inc., RAD Amplify Inc., Lickly Inc., Atomic Capital Inc. and Atomic Capital USA Inc., its consolidated variable interest entity Altivera, and its 70%-owned subsidiary AVC, held through RAD Canadian Holdings, Inc., from June 19, 2026, the date of acquisition. Entities in which the Company holds a controlling financial interest through a majority voting interest are consolidated under the voting interest model in accordance with ASC 810, Consolidation, from the date on which control is obtained until the date on which control ceases. The results of operations of businesses acquired are included in the consolidated financial statements from their respective acquisition dates. As of June 30, 2026, the Company held a 59.3% equity interest in Altivera together with a controlling financial interest, and is considered the primary beneficiary. Accordingly, Altivera is consolidated in the accompanying financial statements under the variable interest entity (VIE) model in accordance with ASC 810, Consolidation. The 40.7% equity interest in Altivera held by other shareholders from April 29, 2026, and the 30% equity interest in AVC retained by the vendor, are presented as noncontrolling interests (see Noncontrolling Interests below). Atomic Reach is included in the consolidated financial statements through April 8, 2025, the date of deconsolidation (see Note 6). Intercompany balances, and income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

F-6

In accordance with ASC 810, the Company consolidates an entity that is VIE when it holds a controlling financial interest and is deemed to be the primary beneficiary. An entity is considered to be the primary beneficiary when, along with its affiliates and agents, it has both: (i) the power to direct the activities that most significantly impact the VIE’s economic performance; and (ii) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company reassesses whether an entity is a VIE only upon the occurrence of certain triggering events and continuously evaluates its consolidated VIE to determine whether it remains the primary beneficiary.

The unaudited consolidated balance sheet as of June 30, 2026 includes VIE assets consisting of $251,113 of cash and $63,000 of prepaid expenses, and liabilities consisting of $571,101 of related party payables, which are eliminated in consolidation.

Altivera was formed to apply the Company’s artificial intelligence infrastructure, data analytics capabilities and digital marketing platforms to the healthcare sector, providing patient acquisition and retention and clinical communication services to healthcare provider clients. Altivera’s operations are financed by advances from the Company, which totalled $571,101 during the six months ended June 30, 2026 and are eliminated in consolidation. As of June 30, 2026, Altivera had total assets of $314,113 and total liabilities of $571,101, which is an intercompany payable and eliminated in consolidation,  and it incurred a net loss of $469,988 for the six months ended June 30, 2026, of which $66,580 was attributed to the noncontrolling interest. Other than the advances described above, the Company has not provided financial or other support to Altivera during the period.

Noncontrolling Interests

Noncontrolling interests represent the portion of equity in consolidated subsidiaries and the consolidated VIE that is not attributable, directly or indirectly, to the Company. In accordance with ASC 810, noncontrolling interests are presented as a separate component of equity in the consolidated balance sheets, and net loss and comprehensive loss are attributed to the Company and to the noncontrolling interests on the face of the consolidated statements of operations and comprehensive loss. The noncontrolling interest in an entity acquired in a business combination is initially measured at its acquisition-date fair value (ASC 805-20-30-1). Changes in the Company’s ownership interest in a consolidated entity that do not result in a loss of control are accounted for as equity transactions, with the carrying amount of the noncontrolling interest adjusted to reflect the change and any difference recognized in additional paid-in capital (ASC 810-10-45-23). Losses attributable to noncontrolling interests continue to be attributed to them even if that results in a deficit noncontrolling interest balance.

As of June 30, 2026, noncontrolling interests of $1,065,285 comprised (i) the 30% interest in AVC retained by the vendor, recognized at its acquisition-date fair value of $1,144,245 plus its $17,889 share of AVC’s net income, net of amortization of acquired intangibles, from June 19, 2026 to June 30, 2026; and (ii) the 40.7% interest in Altivera held by other shareholders, recognized at $(38,014), being 40.7% of Altivera’s carrying amount of net liabilities of $(93,401) at April 29, 2026, when the Company obtained its 59.3% equity interest, less its $66,580 share of Altivera’s net loss from April 29, 2026 to June 30, 2026. The recognition of the Altivera noncontrolling interest was recorded as a $38,014 increase in additional paid-in capital. For the six months ended June 30, 2026, net loss attributable to noncontrolling interests was $48,691. The noncontrolling interest’s share of the translation adjustment on AV Communications of $7,745 is included in noncontrolling interests. Under the shareholders agreement entered into on the acquisition of AVC, AVC and RAD Canadian Holdings, Inc. hold options to purchase all of the vendor’s 30% interest at any time on 20 business days’ notice, and on specified transfer events and a change of control, at a formula price equal to the vendor’s percentage interest multiplied by 8.4 times AVC’s trailing twelve-month EBITDA (6.4 times on specified events, payable over two years). The vendor has no right to require the Company or AVC to purchase its shares, and accordingly the noncontrolling interest in AVC is classified in permanent equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include deferred income tax assets, the fair values of assets acquired, liabilities assumed and the noncontrolling interest in business combinations, valuation of stock options, fair value of convertible notes, and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Concentrations of Credit Risk

The Company maintains its cash with major financial institutions in the United States of America and Canada which it believes to be creditworthy. Balances held with U.S. institutions are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per depositor, per institution, and balances held by RAD Canada and AVC with Canadian chartered banks are insured by the Canada Deposit Insurance Corporation (“CDIC”) up to CAD 100,000 per depositor, per institution. At times, the Company may maintain balances in excess of these insured limits. As of June 30, 2026 and December 31, 2025, the Company’s cash and cash equivalents held with U.S. institutions exceeded the FDIC insured limits by approximately $7,856,000 and $6,275,448, respectively. As of June 30, 2026, cash and cash equivalents of $1,014,046 were held with Canadian chartered banks, of which approximately $873,000 exceeded the CDIC insured limits.

Accounts Receivable

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. The Company estimates losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. Accounts receivable acquired in the acquisition of AVC were recorded at their acquisition-date fair value, which reflects management’s estimate of the contractual cash flows not expected to be collected (see Note 5); accordingly, no allowance for credit losses was carried over from AVC. Accounts receivable at June 30, 2026 of $1,259,250 are stated net of $20,302 of contractual amounts of AV Communications not expected to be collected, reflected in the fair value of the receivables recognized on acquisition. There was no allowance for credit losses at December 31, 2025. The Company did not write off any accounts receivable during each of the six months ended June 30, 2026 and 2025.

Subscriptions Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on the consolidated balance sheet. When stock subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders’ equity. As of June 30, 2026 and December 31, 2025, subscription receivable was $0. The Company had escrow receivables of $276,230 and $806,054 as of June 30, 2026 and December 31, 2025, respectively; the December 31, 2025 balance was collected during the six months ended June 30, 2026, and the June 30, 2026 balance represents offering proceeds held by DealMaker at period end and received between July and September 2026. As of June 30, 2026, the Company also had a purchase price adjustment receivable of $111,089 due from the vendor of AVC (see Note 5).

F-7

Deposits

As of June 30, 2026 and December 31, 2025, the Company held short-term deposits amounting to $36,529 and $36,510, respectively, as collateral for credit cards.

As of December 31, 2025, the Company had a deposit of $72,796 representing the amount paid for an exclusivity period in connection with the acquisition of AV Communications Inc. Upon completion of the acquisition on June 19, 2026, the deposit was expensed as an acquisition-related cost (see Note 5).

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and impairments. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation, are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method. The estimated useful lives for property and equipment consist of furniture and computers with a useful life of 3–5 years.

Acquisitions, Goodwill and Other Intangible Assets

The Company accounts for acquisitions that meet the definition of a business using the acquisition method under ASC 805, Business Combinations. The Company allocates the purchase consideration to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. Acquisition-related transaction costs are expensed as incurred and are not included in purchase consideration. Where the measurement of the assets acquired and liabilities assumed is not complete at the reporting date, the amounts recorded are provisional and may be adjusted during the measurement period, which does not extend beyond one year from the acquisition date. The excess value of the cost of an acquired business over the estimated fair value of the assets acquired and liabilities assumed is recognized as goodwill. Goodwill is not amortized. In accordance with ASC 350, Intangibles — Goodwill and Other, the Company tests goodwill for impairment at the reporting unit level at least annually, and more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount; if so, a quantitative test is performed and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. No impairment of goodwill was recognized during the six months ended June 30, 2026.

Intangible Assets

Intangible assets are stated at their historical cost less accumulated amortization and impairment. The Company’s intangible assets consist of developed technology pursuant to the Atomic Reach merger, held by RAD Canada Inc. The estimated useful life for the technology is five years, amortized on a straight-line basis.

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. There was no impairment of long-lived assets during the six months ended June 30, 2026 and 2025.

Related Party Transactions

The Company follows FASB ASC subtopic 850-10, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions. Related parties include affiliates, principal owners, management, and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other.

Foreign Currency Translation

The Company’s consolidated financial statements are presented in US Dollars, which is also the functional currency of RAD Technologies, Inc. The functional currency of RAD Canada Inc., RAD Canadian Holdings, Inc. and AV Communications Inc. is the Canadian dollar. Their assets and liabilities are translated into U.S. dollars at the exchange rate at the balance sheet date, and revenues and expenses at average exchange rates for the period; the resulting translation adjustments are recorded in accumulated other comprehensive loss. Transaction gains and losses on monetary items denominated in a currency other than the functional currency are recognized in the statement of operations.

F-8

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders. During the six months ended June 30, 2026 and 2025, the Company’s only element of other comprehensive loss was gains and losses from foreign currency translations.

Income Taxes

RAD is a corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

For interim periods, the Company determines its provision for income taxes using an estimate of the annual effective tax rate for each taxable jurisdiction, adjusted for discrete items arising in the interim period, in accordance with ASC 740-270, Income Taxes — Interim Reporting. Because the Company expects a full-year pre-tax loss in the United States, for which a full valuation allowance is maintained against its deferred tax assets, no U.S. income tax benefit has been recognized. The provision for income taxes of $22,689 for the six months ended June 30, 2026 (six months ended June 30, 2025: $0) consists of Canadian federal and provincial income tax of AVC for the period following its acquisition, together with related interest and penalties, which the Company records as a component of income tax expense. A deferred tax liability of $346,439 at June 30, 2026 relates to the identifiable intangible assets of AV Communications. The Company is currently delinquent on certain of its income tax returns and may be subject to interest and penalties.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers. The Company determines revenue recognition through the following steps: (i) identification of a contract with a customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company derives its revenues primarily from campaign-based influencer marketing services (channel fees). Customers engage with the Company by confirming a total budget dedicated to a specific campaign; the Company then executes the influencer campaign deliverables including creator identification, content coordination, paid media placement, and performance reporting. Channel fees are recognized over time throughout the term of the agreed-upon campaign as performance obligations are satisfied. In prior periods, the Company also derived revenue from software licensing fees for access to its AI platform (licensing fees), which were recognized ratably over the subscription term.

Following the acquisition of AVC on June 19, 2026, the Company also derives revenue from agency, media and production services, comprising multicultural audience strategy, media buying, creative and production services and agency fees. AVC’s customer contracts generally contain a single performance obligation representing an integrated bundle of services, which may include strategic planning, creative development, media buying, digital marketing and event management, delivered over the contract term. Because the customer simultaneously receives and consumes the benefits as the services are performed, revenue is recognized over time using an input method based on costs incurred to date, including direct media buys and third-party production costs, relative to total estimated costs. Because AVC integrates the media and production inputs into the combined service promised to the customer, it controls the specified services before they are transferred and acts as principal (ASC 606-10-55-36 through 55-40); revenue is therefore recognized on a gross basis, with media and production costs included in cost of net revenues, consistent with the policy applied in AVC’s audited financial statements. Agency, media and production revenue of $218,780 was recognized for the period from June 19, 2026 to June 30, 2026.

Revenue by source consisted of the following for the six months ended June 30, 2026 and 2025:

	Six Months Ended
	June 30,
	2026	2025
Managed services	$700,500	$1,020,000
SaaS and licensing	28,500	-
Agency, media and production services	218,780	-
Net revenues	$947,780	$1,020,000

Concentration Risks on Revenue

The Company’s revenues carry significant concentrations with one customer, representing approximately 73% of net revenues for the six months ended June 30, 2026. The Company’s revenues carry significant concentrations with two customers, representing approximately 94% of net revenues for the six months ended June 30, 2025. Concentrations are measured on the basis of net revenues. At June 30, 2026, AVC’s customers represented approximately 47% of gross accounts receivable. Loss of any of these customers would have a material adverse impact on the Company’s operations.

F-9

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. The following table summarizes the accounts receivable balance as of June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Accounts receivable, net	$1,259,250	$438,841

	June 30,	December 31,
	2026	2025
Beginning balance	$438,841	$92,591
Acquired on acquisition of AV Communications Inc.	337,771	-
Invoicing less collections in the period	482,638	346,250
Ending balance	$1,259,250	$438,841

As of June 30, 2026, the Company had $354,791 in deferred revenue and $90,645 in accrued revenue (December 31, 2025: $116,250 and $15,000, respectively). The December 31, 2025 deferred revenue balance represented a deposit invoiced in December 2025, which is applied against the customer’s monthly campaign invoices; revenue of $58,125 was recognized during the six months ended June 30, 2026 from the deferred revenue balance at the beginning of the period. The deferred revenue balance as of June 30, 2026 comprises the remaining $58,125 of the customer’s deposit and $296,666 of deferred revenue of AVC.

Cost of Net Revenues

Cost of revenues for marketing campaigns represents direct payouts to recipients who have earned the monies and/or have incurred direct expenses associated with events held. Cost of revenues also includes fees paid to talent, influencer procurement, and other direct costs of servicing the campaign including contract labor. Cost of revenues also includes amortization of the Company’s intangible assets pertaining to developed technology.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the six months ended June 30, 2026 amounted to $13,229,852 (six months ended June 30, 2025: $2,380,151), which are included in sales and marketing expenses. Sales and marketing expenses for the six months ended June 30, 2026 also include $448,961 of DealMaker commission, net of investor fees retained, that the Company bore on the selling shareholders’ secondary sales (see Note 10), which is not an advertising cost.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense using the straight-line method. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Forfeitures are recognized as they occur.

F-10

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss attributable to RAD Technologies, Inc. by the weighted-average number of common shares outstanding during the period. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2026, diluted net loss per share is the same as basic net loss per share. Potentially dilutive securities excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive totalled 100,518,973 and 99,615,642 for the six months ended June 30, 2026 and 2025, respectively, and comprised the following:

	Six Months Ended
	June 30,
	2026	2025
Options	78,459,497	75,000,392
Warrants	22,059,476	21,909,476
Convertible notes	-	2,705,774
Total potentially dilutive shares	100,518,973	99,615,642

As of June 30, 2025, there was an estimated number of 2,705,774 dilutive shares based on the terms of the Company’s then outstanding convertible note (see Note 9). During the year ended December 31, 2025, the convertible note was fully settled through cash repayments and majority conversion to equity (see Notes 9 and 10).

The weighted-average number of common shares outstanding used in computing basic and diluted net loss per share was 182,200,881 and 136,073,498 for the six months ended June 30, 2026 and 2025, respectively. Shares issued in the Company’s Regulation A and Regulation D offerings are included in the weighted-average number of common shares from the dates on which the related subscriptions were accepted and funded, and shares issued on the exercise of stock options are included from the date of exercise.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. As of June 30, 2026, there were $76,750 of deferred offering costs for DealMaker onboarding and set-up fees relating to offerings that had not opened, included in prepaid expenses and other current assets, and as of December 31, 2025, there were no deferred offering costs.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable, accrued expenses) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The Company’s convertible note is recorded as a Level 3 liability, valued using the fair value option under ASU 2020-06. The primary reason for electing the fair value option is for simplification of accounting for the convertible note at fair value in its entirety versus bifurcation of the embedded derivatives. The significant inputs to the valuation of the convertible note at fair value are Level 3 inputs since they are not observable directly. The convertible note was fully settled during the year ended December 31, 2025 through cash repayments and majority conversion to equity, and accordingly the fair value was $0 as of both June 30, 2026 and December 31, 2025. As of December 31, 2024, the fair value was determined using the underlying common stock price of $0.35, estimated term of 1.90 years, annual volatility rate of 70%, and discount rate of 4.24%.

Segment Reporting

Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is its Chief Executive Officer. Operating segments are identified based on the legal entities and businesses for which discrete financial information is prepared and reviewed by the CODM. The CODM assesses performance and allocates resources based on segment net income (loss), which is measured on the same basis as consolidated net income (loss), and is regularly provided with the significant segment expenses presented in Note 14. Through December 31, 2025, the Company operated as a single reportable segment. Following the Company obtaining a 59.3% equity interest in Altivera on April 29, 2026 and the acquisition of AVC on June 19, 2026, the CODM began to review the results of Altivera and AVC separately, and the Company now has three reportable segments: RAD platform, Altivera Vision and AVC (see Note 14). The Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, for the year ended December 31, 2025.

F-11

Recently Issued and Adopted Accounting Pronouncements

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current classified accounts receivable and contract assets. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date. Early adoption is permitted. The Company adopted this ASU on January 1, 2026; the adoption did not have a material effect on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. This ASU is effective for the Company for annual periods beginning after December 15, 2024. The Company adopted this standard effective January 1, 2025.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40), as clarified by ASU 2025-01, which requires disaggregated disclosure of specified categories of expenses included in relevant expense captions on the face of the income statement. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statement disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

5. BUSINESS COMBINATION — AV COMMUNICATIONS INC.

On June 19, 2026, the Company, through RAD Canadian Holdings, Inc., acquired 70% of the issued and outstanding shares of AV Communications Inc. (“AVC”), a Canadian multicultural marketing, media and production agency. The acquisition extends the Company’s service offering into multicultural audience strategy, media buying and production, and broadens its agency client base. The transaction has been accounted for as a business combination under ASC 805, Business Combinations, and AVC’s results of operations are included in these unaudited consolidated financial statements from the acquisition date.

The total consideration transferred for the 70% interest was CAD 3,775,318 ($2,669,905). The purchase price per the final closing statement dated September 15, 2026 was CAD 3,775,318 ($2,669,905), determined as the base purchase price of CAD 7,350,000 under the share purchase agreement, less closing indebtedness of CAD 1,691,148 and a net working capital adjustment of CAD 1,949,847, plus closing cash of CAD 66,313. The consideration was paid in cash. Consideration transferred of $2,669,905 was settled by cash paid at closing of $2,780,994, less a purchase price adjustment receivable from the vendor of $111,089 under the final closing statement dated September 15, 2026. Of the amount paid at closing, CAD 871,500 was deposited with an escrow agent, comprising an adjustment escrow of CAD 210,000, which was settled following the final closing statement (see Note 16), and an indemnity escrow of CAD 661,500 securing the vendor’s indemnification obligations under the share purchase agreement, of which 25% is releasable to the vendor twelve months after closing and the balance eighteen months after closing, in each case less any outstanding claims. The escrowed amounts form part of the consideration transferred. The share purchase agreement does not provide for contingent consideration, and no indemnification asset has been recognized. Following the final closing statement, a net post-closing adjustment of CAD 157,083 ($111,089) is recoverable from the vendor and is presented as a purchase price adjustment receivable as of June 30, 2026.

F-12

The purchase consideration has been allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the acquisition date as follows:

	June 19, 2026	June 19, 2026
Purchase consideration:	CAD	USD
Base purchase price	$7,350,000	$5,197,920
Less: closing indebtedness	(1,691,148)	(1,195,980)
Add: closing cash	66,313	46,896
Less: working capital adjustment	(1,949,847)	(1,378,931)
Total consideration transferred	3,775,318	2,669,905
Fair value of noncontrolling interest (30%) - provisional	1,617,993	1,144,245
Consideration transferred plus fair value of noncontrolling interest	$5,393,311	3,814,150

Consideration transferred settled as follows:
Settled by: cash paid at closing (June 19, 2026)		2,780,994
Less: purchase price adjustment receivable from the vendor (final closing statement)		(111,089)
Total consideration transferred		2,669,905

	June 19, 2026	June 19, 2026
	CAD	USD

Purchase price allocation:
Cash and cash equivalents	$66,313	$46,896
Accounts receivable, net	477,618	337,771
Prepaid expenses and security deposits	16,197	11,454
Accrued revenue	107,480	76,010
Identifiable intangible assets - provisional	1,855,786	1,312,412
Property and equipment, net	3,774	2,669
Goodwill	6,847,685	4,842,683
Accounts payable	(1,130,278)	(799,332)
Credit card payable	(47,468)	(33,569)
Payroll liabilities	(28,214)	(19,953)
Income taxes payable	(175,406)	(124,047)
HST payable, net	(171,129)	(121,023)
Due to related party	(660,000)	(466,752)
Current portion of long-term debt	(502,078)	(355,070)
BDC loan	(14,620)	(10,339)
TD term loan	(315,835)	(223,359)
Royalty accrual	(7,157)	(5,061)
Interest payable	(16,052)	(11,352)
Deferred tax liability	(491,783)	(347,789)
Deferred revenue	(421,521)	(298,099)
Total identifiable net liabilities and goodwill	$5,393,311	$3,814,150

Consideration and the assets acquired and liabilities assumed are denominated in Canadian dollars and have been translated into United States dollars at the exchange rate in effect on the acquisition date. The 30% noncontrolling interest was measured at fair value of CAD 1,617,993 ($1,144,245), based on the implied equity value of the transaction. The measurement is provisional pending completion of the valuation, including assessment of a discount for lack of control. Goodwill of $4,842,683, measured as the consideration transferred plus the fair value of the noncontrolling interest less the fair value of the identifiable net liabilities assumed, is attributable to the assembled workforce, AVC’s multicultural market expertise and expected synergies from combining AVC’s agency capabilities with the Company’s technology platform. The carrying amount of goodwill was $4,842,683 as of June 30, 2026. Goodwill is not amortized and is tested for impairment at least annually; no impairment was recorded during the six months ended June 30, 2026. None of the goodwill recognized is expected to be deductible for income tax purposes. The fair value of accounts receivable acquired was $337,771; the gross contractual amount receivable was $358,171, of which $20,400 was not expected to be collected at the acquisition date.

F-13

The purchase price under the share purchase agreement was finalized under the final closing statement agreed on September 15, 2026 (see Note 16). The allocation of the consideration to the assets acquired and liabilities assumed, and the fair value of the noncontrolling interest, are provisional. The provisional allocation includes identifiable intangible assets of $1,312,412 (CAD 1,855,786): customer relationships (CAD 1,111,809, 10 years), trade name (CAD 193,499, 5 years), the Tulong contract and media-planning license (CAD 400,478, 10 years) and non-competition agreements (CAD 150,000, 5 years), amortized on a straight-line basis, and a related deferred tax liability of $347,789 at the Canadian combined rate of 26.5%. Amortization from June 19 to June 30, 2026 was $5,096 (deferred tax benefit $1,350). The initial accounting is incomplete because the valuation of the identifiable intangible assets and the noncontrolling interest had not been completed at the date these financial statements were issued; the amounts of intangible assets, deferred tax liability, noncontrolling interest and goodwill are provisional. The provisional amounts of the identifiable intangible assets, including their estimated useful lives, the related deferred tax liability and the fair value of the noncontrolling interest may be adjusted, with a corresponding adjustment to goodwill. Measurement-period adjustments will be recognized in the reporting period in which they are determined, and the measurement period will not exceed one year from the acquisition date.

Acquisition-related costs of $222,128 included the $72,796 exclusivity deposit paid in 2025, which was expensed upon completion of the acquisition, together with legal and advisory fees incurred during the period, which are included in general and administrative expenses in the consolidated statement of operations.

The liabilities assumed included AVC’s bank indebtedness (TD term loan, BDC loan and the current portion of long-term debt), accrued interest and credit card balances, and CAD 660,000 ($466,752) owed by AVC to its former parent, all of which were repaid at or shortly after closing. Repayments of debt and loans assumed in the acquisition totaling $1,089,089 are presented within financing activities, and accrued interest of $11,352 assumed and paid is presented within operating activities, in the consolidated statement of cash flows. The liabilities assumed also included Canadian federal income taxes payable of CAD 175,406 ($124,047) and harmonized sales tax (HST) payable, net, of CAD 171,129 ($121,023). The income taxes payable assumed, together with AVC’s income taxes for the post-acquisition period, were substantially paid following the closing (cash paid for income taxes of $112,891), and the HST payable is included in accrued expenses and other current liabilities.

AVC contributed revenue of $218,780 and net income of $59,629 to the Company’s consolidated results for the period from June 19, 2026 to June 30, 2026, of which $17,889, net of amortization of acquired intangibles, was attributed to the noncontrolling interest.

The following unaudited pro forma results of operations give effect to the acquisition of AVC as if it had occurred on January 1, 2025. AVC’s pre-acquisition results have been translated at the average exchange rate for each period. No pro forma adjustments have been made other than the translation of AVC’s results and the amortization of the acquired intangible assets; AVC’s pre-acquisition income taxes and interest on the debt repaid at closing are included as reported by AVC, and no adjustment has been made for acquisition-related costs. The pro forma information includes amortization of the acquired intangible assets, net of deferred tax at 26.5%. The pro forma information is presented for informational purposes only. It is not necessarily indicative of the results that would have been achieved had the acquisition occurred on that date, nor of results that may be achieved in the future. Pro forma net loss attributable to RAD Technologies, Inc. and the related per-share amounts are presented after the attribution of 30% of AVC’s pre-acquisition results to the noncontrolling interest, and per-share amounts are based on the weighted-average number of common shares outstanding of 182,200,881 and 136,073,498 for the six months ended June 30, 2026 and 2025, respectively.

F-14

	Six Months Ended
	June 30,
	2026	2025
Revenue	$2,982,575	$3,910,435
Net loss	$(21,228,760)	$(6,321,205)
Less: net loss attributable to noncontrolling interest	$(161,750)	$(45,657)
Net loss attributable to RAD Technologies, Inc.	$(21,067,010)	$(6,275,548)
Net loss per share attributable to RAD Technologies, Inc.	$(0.12)	$(0.05)

6. DECONSOLIDATION OF ATOMIC REACH INC.

Background and Transaction

Atomic Reach Inc. (“Atomic Reach”) is a Canadian entity incorporated under the laws of the Province of Ontario. As described in Note 3, the August 2021 reverse recapitalization resulted in Atomic Reach being the accounting acquirer and parent, with RAD Technologies, Inc. as the accounting subsidiary. As a result, the deconsolidation of Atomic Reach described below represents Atomic Reach’s loss of control over RAD — the accounting subsidiary — and is presented accordingly.

On April 8, 2025, the Board of Directors of Atomic Reach approved the distribution of its holdings of RAD Technologies common shares to Atomic Reach’s individual shareholders in redemption of their respective Atomic Reach interests for no monetary consideration. Following the transfer, Joseph Freedman assumed full and independent management control of Atomic Reach, which thereafter began operating as an independent lending business. There are no voting agreements, proxy arrangements, or continuing business relationships between RAD and Atomic Reach subsequent to the transfer.

Accounting Treatment

The transaction is characterized as a pro-rata split-off of shares of RAD (the accounting subsidiary) by Atomic Reach (the accounting parent) to Atomic Reach’s shareholders, within the scope of ASC 505-60 and ASC 845-10, Nonmonetary Transactions. Under the carryover basis model in ASC 845-10-30-10, the distribution is measured at the carrying amount of the net assets removed, and no gain or loss is recognized in the consolidated statements of operations. The transaction is recorded entirely within stockholders’ equity.

Net Assets Removed

The following table presents the carrying amounts of Atomic Reach’s assets and liabilities removed from the consolidated balance sheet at the deconsolidation date:

Amount
Assets
Accounts receivable	$11,325
Shareholder advance receivable	1,312
Due from RAD Technologies, Inc. (intercompany)	15,000
Total assets	$27,637
Liabilities
Accounts payable	$(11,826)
Accrued liabilities	(8,003)
GST payable	(12,282)
Due to RAD Canada Inc. (intercompany)	(102,814)
Total liabilities	(134,924)
Net liabilities removed	$(107,287)

F-15

Impact on Stockholders’ Equity

The deconsolidation resulted in the following adjustments within stockholders’ equity, as reflected in the consolidated statement of changes in stockholders’ equity:

Component	Amount
Accumulated deficit	$15,291,816
Accumulated other comprehensive income — CTA reclassified to APIC	(588,886)
Additional paid-in capital	(14,595,643)
Net impact on total stockholders’ equity	$107,287

At the date of deconsolidation, the accumulated other comprehensive income of $588,886, which pertains to cumulative translation adjustments related to Atomic Reach, was reclassified to additional paid-in capital upon deconsolidation. This reclassification is equity-neutral.

The intellectual property transferred to RAD Canada Inc. in August 2021 has resided with RAD Canada at all times and was not part of the assets deconsolidated upon Atomic Reach’s departure from the consolidated group. Atomic Reach retained only a limited, non-exclusive, royalty-free API license to use the platform for its own internal business purposes.

Intercompany Receivables

Following deconsolidation, the intercompany balances were reclassified as arm’s-length external balances. As of June 30, 2026, RAD Technologies, Inc. has a payable of $15,000 to Atomic Reach, while RAD Canada Inc. has a receivable of $144,489 from Atomic Reach. Accordingly, the Company’s net receivable position from Atomic Reach is $129,489 (December 31, 2025: receivable of $129,805, payable of $15,000 and net receivable of $114,805), which is presented within “Due from related parties” on the consolidated balance sheet. Atomic Reach is controlled by Joseph Freedman, a director and existing major shareholder of the Company, and accordingly these balances are presented as related party balances (see Note 13). Management has confirmed that Atomic Reach has sufficient liquidity to settle these obligations in full, and no allowance for doubtful accounts has been recorded against these receivables.

7. PROPERTY AND EQUIPMENT

As of June 30, 2026 and December 31, 2025, property and equipment consist of:

	June 30,	December 31,
	2026	2025
Furniture and equipment	$803	$-
Computer equipment	4,116	-
Total cost	4,919	-
Less: accumulated depreciation and amortization	-	-
Property and equipment, net	$4,919	$-

Property and equipment with a fair value of $2,669 was acquired on the acquisition of AV Communications Inc. and additions of $2,302 were made during the six months ended June 30, 2026; the effect of foreign currency translation on property and equipment was $(52). Depreciation expense for the six months ended June 30, 2026 and 2025 was $0 and $1,381, respectively.

F-16

8. INTANGIBLE ASSETS

As of June 30, 2026 and December 31, 2025, intangible assets consist of:

	June 30,	December 31,
	2026	2025
Developed technology (RAD)	6,081,610	6,081,610
Customer relationships (AVC, 10 years)	786,272	-
Trade name (AVC, 5 years)	136,842	-
Tulong contract / media-planning license (AVC, 10 years)	283,218	-
Non-competition agreements (AVC, 5 years)	106,080	-
Total	7,394,022	6,081,610
Less: accumulated amortization – developed technology	(5,973,492)	(5,365,331)
Less: accumulated amortization – AVC intangibles	(5,096)	-
Intangible assets, net	1,415,434	716,279

Amortization expense was $613,257 for the six months ended June 30, 2026 ($608,161 on developed technology, included in cost of net revenues, and $5,096 on the AVC intangible assets from June 19, 2026, included in general and administrative expenses) and $608,161 for the six months ended June 30, 2025. The developed technology represents the Atomic AI platform transferred to RAD Canada Inc. in August 2021 pursuant to the Asset Purchase Agreement with Atomic Reach. The remaining carrying value of $108,118 will be fully amortized during the second half of the year ending December 31, 2026.

9. DEBT

Economic Injury Disaster (EIDL) Loan

The Company obtained Economic Injury Disaster (EIDL) loans from the U.S. Small Business Administration in the aggregate principal amount of $500,000, comprising a $250,000 loan obtained on April 10, 2020 and a second $250,000 loan obtained on August 16, 2021. The loans bear interest at a fixed rate of 3.75% per annum and mature 30 years from the respective dates of the loans. The loans are secured by the assets of the Company.

During the six months ended June 30, 2026, the Company made six monthly payments to the SBA totaling $205,150, of which $26,495 was applied to accrued interest and $178,655 to principal. As of June 30, 2026 and December 31, 2025, the principal outstanding on the loans was $321,345 and $500,000, respectively, of which $18,850 and $0, respectively, is presented as the current portion of long-term debt and $302,495 and $500,000, respectively, as long-term debt. Accrued interest on the EIDL was $0 and $19,042 as of June 30, 2026 and December 31, 2025, respectively. Interest expense on the EIDL for the six months ended June 30, 2026 and 2025 was $7,452 and $9,375, respectively, and cash paid for interest on the EIDL was $26,495 and $15,450 for the six months ended June 30, 2026 and 2025, respectively.

Convertible Notes

In October 2022, the Company issued a $500,000 convertible promissory note to Joseph Freedman, an existing major shareholder and director of the Company, together with 19,850,818 warrants exercisable at $0.18 per share (see Note 11). The Note was fully settled during the year ended December 31, 2025 through cash repayment and conversion into 2,666,667 shares of Class A common stock, and no amounts were outstanding as of June 30, 2026 or December 31, 2025. Refer to the Company’s audited consolidated financial statements as of and for the year ended December 31, 2025 for further detail.

F-17

10. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 250,000,000 shares of Class A common stock and 150,000,000 shares of Class B non-voting common stock, each at a par value of $0.0001 per share. The Class A and Class B common stock are identical in all respects except with respect to voting rights — Class B common stockholders do not have voting rights — and conversion rights. Each share of Class A common stock is convertible, at the option of the holder and at any time, into one share of Class B common stock. Conversion is effected upon written notice from the holder to the Company. Shares of Class A common stock so converted are automatically cancelled, and the Company updates its books and records to reflect the conversion. Class B common stock is not convertible into Class A common stock.

Six Months Ended June 30, 2026

The following summarizes all equity transactions during the six months ended June 30, 2026, as reflected in the unaudited consolidated statement of changes in stockholders’ equity:

Regulation A and D offerings

During the six months ended June 30, 2026, the Company issued 580,929 shares of Class B common stock pursuant to its Regulation A and Regulation D offerings for aggregate gross proceeds of $411,804, at an average price of approximately $0.71 per share (the Regulation D shares were sold in a private placement under Rule 506(c) of Regulation D). In addition, in June 2026, the Company completed the final closing of its Regulation A offering, issuing 33,828,097 shares of Class B common stock for gross proceeds of $28,040,067 (including $513,828 of investor fees retained by the Company), less offering costs of $1,895,669, for net proceeds of $26,144,397; stockholders’ equity was further reduced by $668,252, representing the excess of consideration to selling shareholders over the secondary proceeds per DealMaker, and increased by $508,925 of other Regulation A offering adjustments. The shares issued at the final closing are evidenced by certificate CSB-47 for 34,858,559 shares of Class B common stock, of which 1,030,462 shares were subscribed and recorded as of December 31, 2025 against the escrow receivable of $806,054 (see Note 4), and 33,828,097 shares were recorded during the six months ended June 30, 2026.

Conversion of Class A common stock into Class B common stock

During the six months ended June 30, 2026, holders of 10,295,639 shares of Class A common stock converted those shares into an equal number of shares of Class B common stock pursuant to Section 4.3 of the Company’s certificate of incorporation, which permits each holder of Class A common stock to convert any or all of such holder’s shares into Class B common stock on a one-for-one basis at the holder’s election. The conversion had no effect on total stockholders’ equity. The converted shares were sold by the holders, which include directors and officers of the Company (see Note 13), in the secondary component of the Company’s Regulation A offering. Investor funds for the secondary shares were received by the Company, through its offering platform, DealMaker, acting as paying agent, on behalf of the selling shareholders and remitted to them ($8,645,551 during the six months ended June 30, 2026); $741,958 held for selling shareholders as of June 30, 2026, which was remitted between July 7 and July 9, 2026, is presented as a liability, shown as a separate line, due to selling shareholders, on the consolidated balance sheet. Of the $9,054,759 paid by investors for the secondary shares, $8,645,551 was remitted to the selling shareholders and $741,958 remained payable to the selling shareholders as of June 30, 2026; these amounts exceed the $9,054,759 by $332,750, which is presented as a reduction of additional paid-in capital in the consolidated statement of changes in stockholders’ equity as the $668,252 excess of consideration to selling shareholders over the secondary proceeds. The Company did not retain any proceeds from these secondary sales , and the transactions had no impact on the Company’s total shares outstanding. The Company bore commission on the secondary sales of $617,985, or $448,961 net of $169,024 of investor fees retained by the Company, and remitted the full investor price to the selling shareholders. Because these costs relate to the selling shareholders’ shares and not to shares issued by the Company, they are not offering costs; they were expensed as sales and marketing expense during the six months ended June 30, 2026 and were not charged  to additional paid-in capital. The selling shareholders include directors and officers of the Company , and these costs are disclosed as a related party transaction in Note 13.

F-18

Exercise of stock options

During the six months ended June 30, 2026, the Company issued 2,897,255 shares of Class A common stock on the exercise of stock options at an aggregate exercise price of $335,502. The options, granted on August 5, 2021 at an exercise price of $0.1158 per share, were exercised on June 30, 2026 by Bradley Silver, the Company’s President (see Note 13). The shares issued on exercise were converted into Class B common stock and sold in the secondary component of the Company’s Regulation A offering. The exercise price was settled by a secured, full-recourse promissory note issued by Mr. Silver to the Company, and no cash was received (see Note 13). The note receivable is presented as a reduction of stockholders’ equity in the consolidated balance sheet and statement of changes in stockholders’ equity, and the exercise is disclosed as a non-cash financing activity in the consolidated statement of cash flows.

Stock-based compensation

$709,334 of non-cash stock-based compensation was recognized and credited to APIC during the six months ended June 30, 2026. See Notes 11 and 12.

As of June 30, 2026, there were 90,409,091 shares of Class A common stock and 112,183,771 shares of Class B common stock issued and outstanding. Additional paid-in capital was $75,946,820 as of June 30, 2026 (December 31, 2025: $48,470,826), and the note receivable from stockholder of $335,502, presented as a reduction of stockholders’ equity, was outstanding as of June 30, 2026 (December 31, 2025: $nil). No shares of common stock were held in escrow as of June 30, 2026 (December 31, 2025: 1,030,462 shares of Class B common stock subscribed in the Regulation A offering, for which the related proceeds of $806,054 were held in escrow and collected during the six months ended June 30, 2026).

Stock Transactions — Six Months Ended June 30, 2025

During the six months ended June 30, 2025, the Company issued 21,928,097 and 830,446 shares of Class B common stock pursuant to its Regulation A and Regulation D offerings, respectively, for aggregate net proceeds of $11,185,657, and issued 200,000 shares of Class B common stock for cash proceeds of $100,000. As of June 30, 2025, there were 98,415,337 shares of Class A common stock and 44,967,771 shares of Class B common stock issued and outstanding.

11. WARRANTS

In connection with the October 2022 convertible note (see Note 9), the Company issued 19,850,818 warrants to purchase common stock. The warrants have an exercise price of $0.18 per share, are immediately exercisable, and have a term of 10 years. The fair value of the relative warrants was $433,753, which was recognized as a debt discount and is being amortized to interest expense over the life of the convertible note.

In December 2024, the Company issued 45,455 warrants to purchase common stock with an exercise price of $0.33 per share and a term of 5 years. The fair value of the relative warrants was $11,040, recognized as stock-based compensation expense during the year ended December 31, 2024.

No warrants were granted during the six months ended June 30, 2026. In 2025, the Company issued 434,000 warrants to purchase common stock in exchange for services rendered. The warrants have an exercise price of $0.12 per share, are immediately exercisable and have a term of 5 years. The fair value of the warrants was $265,843, which was recognized as stock-based compensation expense during the year ended December 31, 2025.

A summary of information related to warrants is as follows:

	Warrants	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2025	22,109,476	$0.19	$30,426
Granted	-
Exercised	-
Forfeited	(50,000)	0.20
Outstanding as of June 30, 2026	22,059,476	$0.19	$14,928,354

Vested and expected to vest at June 30, 2026	22,059,476	$0.19	$14,928,354
Exercisable as of June 30, 2026	22,059,476	$0.19	$14,928,354

F-19

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of warrants granted:

	Six Months ended
	June 30,
	2026	2025
Risk-free interest rate	n/a	3.88%
Expected term (in years)	n/a	5.00
Expected volatility	n/a	70.00%
Expected dividend yield	n/a	0.00%

All warrants outstanding as of June 30, 2026 are fully vested and exercisable. The aggregate intrinsic value of warrants outstanding as of June 30, 2026 was $14,928,354 (December 31, 2025: $30,426). At June 30, 2026, the fair value per share of Class B common stock used to compute intrinsic value was $0.87, the average price per share of Class B common stock sold in the Company’s 2026 Regulation A offering subscriptions (the most recent observable arm’s-length transactions). At December 31, 2025, intrinsic value was computed using $0.1241 per share based on a third-party 409A valuation as of December 1, 2024.

12. EQUITY INCENTIVE PLAN

The Company’s Board of Directors adopted the 2018 Equity Incentive Plan (the “Plan”) to attract, incentivize and retain employees, outside directors and consultants through the grant of awards. Options granted under the Plan may be ISOs (Incentive Stock Options) intended to qualify under Code Section 422 or NSOs (Non-statutory Stock Options). The Plan is effective for a term of ten years from the date of its adoption. The maximum aggregate number of shares that may be issued under the Plan is 92,508,059 shares of common stock. As of June 30, 2026 and December 31, 2025, there were 11,151,307 and 8,730,736 options, respectively, available for issuance under the Plan.

To the extent that the aggregate fair market value of shares with respect to which options designated as incentive stock options are exercisable for the first time by any optionee during any calendar year exceeds $100,000, such excess options will be treated as non-statutory stock options.

The term of each option cannot be more than 10 years from the date of grant or such shorter term as may be provided in the option agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a ten percent holder, the term of the option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the option agreement.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2025	83,777,323	$0.14	$179,912
Granted	-
Exercised	(2,897,255)	$0.12
Forfeited	(2,420,571)	$0.24
Outstanding as of June 30, 2026	78,459,497	$0.14	$57,135,405

Exercisable as of June 30, 2026	44,628,678	$0.15	$32,264,868
Exercisable as of December 31, 2025	33,997,542	$0.15	$179,822

F-20

The weighted-average remaining contractual term for stock options outstanding as of June 30, 2026 is approximately 7.55 years (December 31, 2025: 8.0 years). The aggregate intrinsic value of options outstanding as of June 30, 2026 was $57,135,405 (December 31, 2025: $179,912), and the aggregate intrinsic value of options vested and exercisable as of June 30, 2026 was $32,264,868. Intrinsic value is computed using the fair value per share of Class B common stock described in Note 11.

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Six Months ended
	June 30,
	2026	2025
Risk-free interest rate	n/a	3.97%
Expected term (in years)	n/a	6.27
Expected volatility	n/a	70%
Expected dividend yield	n/a	0%

No stock options were granted during the six months ended June 30, 2026. The total grant-date fair value of options granted during the six months ended June 30, 2025 was $2,798,580. Stock-based compensation expense for stock options of $709,334 and $562,368 was recognized under FASB ASC 718 for the six months ended June 30, 2026 and 2025, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $2,951,255 as of June 30, 2026 and will be recognized over a weighted-average period of 2.47 years.

Classification

Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	Six Months ended
	June 30,
	2026	2025
General and administrative	$704,501	$544,735
Sales and marketing	-	17,633
Research and development	4,833	-
	$709,334	$562,368

F-21

13. RELATED PARTY TRANSACTIONS

Due from Related Parties

As of June 30, 2026 and December 31, 2025, the Company had $220,059 and $194,881, respectively, in amounts due from related parties. The balance as of June 30, 2026 includes post-deconsolidation receivables from Atomic Reach of $144,489 and payable to Atomic Reach of $15,000, a net receivable of $129,489 (December 31, 2025: $129,805, $15,000 and $114,805, respectively) (see Note 6). Atomic Reach is controlled by Joseph Freedman, a director and existing major shareholder of the Company. The amounts are unsecured, non-interest bearing, and due on demand. During the six months ended June 30, 2026, the Company advanced a net $25,178 to related parties. Amounts due from related parties as of June 30, 2026 also include an advance to a director of $12,327 and a receivable of $7,500 from Bradley Silver, the Company’s President. On the acquisition of 70% of AVC through RAD Canadian Holdings, Inc. (see Note 5), the Company also assumed a related party payable of $466,752 owed by AVC to its former parent, which was repaid following the closing and was not outstanding as of June 30, 2026 (see Note 5). The vendor of AVC, which retained the remaining 30% of AVC’s shares, holds a noncontrolling interest in the Company’s subsidiary and is considered a related party. The vendor is a holding company controlled by Joycelyn David, who continues as Chief Executive Officer of AVC following the acquisition and is also considered a related party.

AVC will pay the Company a monthly management fee equal to 1% of AVC’s revenues, which will be eliminated in consolidation. No management fee was charged for the period from June 19, 2026 to June 30, 2026. AVC’s obligation under its 2019 share purchase agreement to pay a monthly royalty of CAD 5,000 to each of its two former shareholders was settled and released at closing under a settlement agreement dated May 14, 2026; the settlement was paid by the vendor out of the sale proceeds, and AVC assumed no liability other than CAD 7,157 of accrued royalties included in closing indebtedness . Under the shareholders agreement, Tulong Technologies Inc. (“Tulong”), an entity founded by Ms. David, granted the Company a license to its media-planning platform, royalty-free during the 24-month option period; if the option is not exercised, the license continues on a perpetual, non-exclusive basis at a fair-market license fee. Tulong also provides media-planning technology and services to AVC under an intercompany service and technology agreement dated January 1, 2026; amounts purchased by AVC from, and payable by AVC to, Tulong for the period from June 19 to June 30, 2026 were nominal. The Company also holds an option to acquire a 51% interest in Tulong (see Note 15), and the vendor’s 30% interest in AVC is subject to the purchase options described in Note 4 — Noncontrolling Interests.

Selling shareholders in the secondary component of the Company’s Regulation A offering (see Note 10) included Bradley Silver, the Company’s President, who sold 2,897,255 shares of Class B common stock issued on the exercise of his stock options, and other directors and officers of the Company. Investor funds for these shares were received by the Company as paying agent and remitted to the selling shareholders. The $335,502 exercise price of Mr. Silver’s options was settled by a promissory note (see Note Receivable from Stockholder below). The Company bore commission on these secondary sales of $617,985 ($448,961 net of $169,024 of investor fees retained by the Company), which is not an offering cost of the Company’s shares and was expensed as sales and marketing expense during the six months ended June 30, 2026 (see Note 10). Because the selling shareholders include directors and officers of the Company, these costs, which benefited the selling shareholders, are related party transactions; the portion attributable to sales by directors and officers was $448,961.

Note Receivable from Stockholder

On June 30, 2026, the Company entered into a loan agreement and secured promissory note with Bradley Silver, the Company’s President, in the principal amount of $335,502, which was applied to the exercise price of 2,897,255 stock options (see Note 10). The note bears interest at 4.13% per annum, matures on June 30, 2034 and is full recourse. Because the note was received in exchange for the issuance of common stock, it is presented as a reduction of stockholders’ equity rather than as an asset, and the exercise is presented as a non-cash financing activity in the consolidated statement of cash flows. As of June 30, 2026, $335,502 of principal was outstanding, and no principal or interest had been received.

Convertible Note

In October 2022, the Company issued a $500,000 convertible note to Joseph Freedman, an existing major shareholder and director of the Company. The Note was fully settled during the year ended December 31, 2025 and no amounts were outstanding as of June 30, 2026 or December 31, 2025. See Note 9 for further detail.

F-22

14. SEGMENT INFORMATION

The Company has three reportable segments: (i) RAD platform, comprising the Company’s artificial intelligence-driven marketing technology platform and its influencer marketing, managed services and software-as-a-service operations conducted through RAD Technologies, Inc., RAD Canada, RAD Amplify Inc., Lickly Inc., Atomic Capital Inc. and Atomic Capital USA Inc.; (ii) Altivera Vision, the Company’s consolidated VIE, which provides artificial intelligence-enabled patient acquisition and clinical communication services to healthcare providers and in which the Company has held a 59.3% equity interest since April 29, 2026; and (iii) AVC, which provides agency, media and production services and is included from June 19, 2026, the date of acquisition. The CODM evaluates segment performance based on segment net income (loss). Depreciation and amortization is presented separately and is excluded from cost of net revenues and general and administrative expenses in the table below. There were no inter-segment revenues during the period.

The following table presents segment information for the six months ended June 30, 2026:

Six months ended June 30, 2026
	RAD platform	Altivera	AVC (from June 19,2026)	Consolidated
Net revenues	$729,000	$-	$218,780	$947,780
Cost of net revenues (excluding depreciation and amortization)	508,400	-	48,002	556,402
Significant segment expenses:
General and administrative (excluding depreciation and amortization)	4,898,862	321,738	82,588	5,303,188
Research and development	765,133	-	-	765,133
Sales and marketing	14,407,588	148,250	-	14,555,838
Depreciation and amortization	608,161	-	5,134	613,295
Other segment items:
Interest income	26,629	-	-	26,629
Interest expense	(9,023)	-	(737)	(9,760)
Provision for income taxes	-	-	22,689	22,689
Segment net income (loss)	$(20,441,538)	$(469,988)	$59,630	$(20,851,896)

Six months ended June 30, 2025
	RAD platform	Consolidated
Net revenues	$1,020,000	$1,020,000
Cost of net revenues (excluding depreciation and amortization)	197,027	197,027
Significant segment expenses:
General and administrative (excluding depreciation and amortization)	2,127,341	2,127,341
Research and development	768,387	768,387
Sales and marketing	3,368,123	3,368,123
Depreciation and amortization	609,542	609,542
Other segment items:
Interest income	400	400
Other income	2,856	2,856
Interest expense	(121,851)	(121,851)
Segment net income (loss)	(6,169,015)	(6,169,015)

Segment information for the six months ended June 30, 2025 is presented in the same format; the Company operated as a single reportable segment (RAD platform) in that period. Net loss for the six months ended June 30, 2025 was $(6,169,015).

Total assets as of June 30, 2026 were $10,780,757 for RAD platform, $314,113 for Altivera Vision and $7,745,269 for AVC (including goodwill of $4,842,683), totaling $18,840,139.

F-23

Net Revenues and Long-Lived Assets by Geographic Area

Net revenues are attributed to a country based on the location of the entity that earned the revenue, and long-lived assets, which consist of property and equipment, intangible assets and goodwill, are attributed based on the location of the entity that holds them. The United States comprises RAD Technologies, Inc., RAD Amplify, Lickly and Altivera Vision, and Canada comprises RAD Canada and AVC. Net revenues and long-lived assets by geographic area are as follows:

	Net revenues		Long-lived assets
	Six months ended June 30, 2026	Six months ended June 30, 2025	June 30, 2026	December 31, 2025
United States	$729,000	$1,020,000	$110,420	$716,279
RAD	58,125	1,020,000	110,420	716,279
RAD Amplify	670,875	-	-	-
Canada	$218,780	$-	$6,152,616	$-
AVC (from June 19, 2026)	218,780	-	6,152,616	-
Total	$947,780	$1,020,000	$6,263,036	$716,279

15. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2026, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

Potential Acquisitions

The Company has entered into non-binding letters of intent with certain potential acquisition targets, including media and creator-focused marketing agencies. These letters of intent are subject to due diligence, negotiation of definitive agreements, and other customary closing conditions. Other than the acquisition of AV Communications Inc. described in Note 5, no definitive agreements had been executed as of June 30, 2026, and there can be no assurance that any of these transactions will be completed.

The Company holds an option to acquire a 51% interest in Tulong, an artificial intelligence media-planning platform founded by AVC’s Chief Executive Officer (see Note 13), for total consideration of CAD 616,000, exercisable within 24 months, of which one-half is payable in shares of Class B common stock. No amounts had been paid or accrued under the option as of June 30, 2026.

16. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from July 1, 2026 through October 8, 2026  , which is the date these unaudited consolidated financial statements were available to be issued.

Final closing statement — AV Communications Inc.

On September 15, 2026, the final closing statement for the acquisition of AV Communications Inc. was agreed. The final purchase price of CAD 3,775,318 was CAD 157,083 below the estimated purchase price paid at closing. The adjustment was settled from the CAD 210,000 adjustment escrow: CAD 157,083 (approximately $111,089) was released to the Company and CAD 52,917 to the vendor. The amount is presented as a purchase price adjustment receivable as of June 30, 2026 and within investing activities as part of the acquisition of AVC, net of cash acquired.

Offering statements on Form 1-A

Subsequent to June 30, 2026, the Company filed an offering statement on Form 1-A with the Securities and Exchange Commission for a new offering under Regulation A of up to 23,742,951 shares of Class B common stock, and Altivera filed an offering statement on Form 1-A for an offering of its own securities. As of the date these unaudited consolidated financial statements were available to be issued, neither offering statement had been qualified.

Amended and restated certificate of incorporation

On September 14, 2026, the Company filed an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware, which, among other things, increased the Company’s authorized capital stock to 500,000,000 shares of common stock, par value $0.0001 per share, consisting of 250,000,000 shares of Class A common stock and 250,000,000 shares of Class B common stock.

Issuance of stock via equity offerings

Subsequent to June 30, 2026, the Company received net proceeds of approximately $48,406 under its Regulation A offering from 25 subscriptions to the final closing that were submitted before June 30, 2026 and funded between July 2, 2026 and September 24, 2026, and net proceeds of approximately $959,744 under its Regulation CF offering (Round 5), which opened in July 2026, as of September 28, 2026.  The Company issued approximately 1.2 million shares of Class B common stock pursuant to the equity offerings.

Other than as disclosed above, the Company has not identified any subsequent events that would require recognition or disclosure in these unaudited consolidated financial statements.

F-24

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Title of Document	Form	File No.	Exhibit	Filing Date / Date of Qualification (as applicable)
2.1	Amended and Restated Certificate of Incorporation (September 14, 2026)*
2.2	Bylaws	1-A	024-12513	2.2	February 19, 2025
6.1	Convertible Promissory Note with Joseph Freedman	1-A	024-12513	6.1	February 19, 2025
6.2	Partnership Agreement with Omnicom	1-A	024-12513	6.2	February 19, 2025
6.3	Partnership Agreement with Hasbro	1-A	024-12513	6.3	February 19, 2025
6.4	Partnership Agreement with Adobe	1-A	024-12513	6.4	February 19, 2025
6.5	Master Services Agreement with Arm Candy	1-K	24R-00995	6.5	April 30, 2026
6.6	AV Communications Inc. Share Purchase Agreement**	1-U	24R-00995	6.6	July 1, 2026
6.7	AV Communications Inc. Shareholders Agreement	1-U	24R-00995	6.7	July 1, 2026
6.8	License Agreement with Altivera Vision*
6.9	Loan Agreement and Secured Promissory Note – Bradley Silver*

*filed herewith

**In accordance with Part III – Item 17 (6) of Form 1-A, the Company has excluded schedules and similar attachments.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RAD Technologies, Inc.

By	/s/ Jeremy Barnett
Jeremy Barnett, Chief Executive Officer
RAD Technologies, Inc.
Date:	October 13, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By	/s/ Jeremy Barnett
Jeremy Barnett, Director, Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer
RAD Technologies, Inc.
Date:	October 13, 2026

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